SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		474,985

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		474,985

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

474,985

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	502100-10-0	Page	3	of	5
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), and is filed by Umberto P. Fedeli.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $307,486.24 (excluding commissions) with Mr. Fedeli’s personal funds.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented as follows:
Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment. He believes the current market price of the Shares represents an excellent value compared to the Company’s book value and tangible book value, particularly when compared to similarly-situated community banks. Mr. Fedeli also believes that the current trading price reflects a discount to the market based on his view of the Company’s future earnings potential. Reflecting continuing profitability despite a challenging economic environment, the Company’s strengths include a loyal customer base providing solid core deposits that creates a stable source of low interest funds.
     The massive consolidation among the national mega-banks as a result of the recession has created unique growth opportunities for community banks that can offer competitive services on a local scale.
     In order to successfully take advantage of these opportunities, Mr. Fedeli believes that the Company must begin to consider potential long-term growth strategies. Mr. Fedeli further believes that:
     (a) The Company’s first priority must be to continue to substantially improve credit quality;
     (b) The Company must significantly decrease costs which will improve earnings and shareholder value and also improve the efficiency ratio;
     (c) The Company needs to substantially grow its revenue base with quality loans and significant growth in deposits;
     (d) The Company should fast track its growth strategy to take advantage of its unique position in the marketplace and continue to explore long-term strategic opportunities;

CUSIP No.	502100-10-0	Page	4	of	5
     (f) The Company’s board should continue to evaluate capital and the repayment of TARP funds cautiously;
     (g) The board should continually evaluate its membership to make sure all of the directors are all fully engaged and that the board is not too large and cumbersome but small and agile; and
     (h) The directors, officers and senior managers should be significant shareholders so that their interests are aligned with those of the shareholders.
     Mr. Fedeli intends to continue to talk with and meet with members of the Company’s board of directors and its management team to learn more about their progress and to share ideas and thoughts on how to best maximize shareholder value over the long-term.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and (c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,825,395 Shares outstanding.
     Mr. Fedeli beneficially owns a total of 474,985 Shares, or 6.1% of the outstanding Shares.
     (c) In the past sixty days, Mr. Fedeli purchased 65,404 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)

09/07/2010	3,500	4.40
10/05/2010	5,000	4.80
10/13/2010	1,838	4.76
10/14/2010	3,946	4.76
10/18/2010	10,000	4.76
10/19/2010	10,000	4.69
10/20/2010	12,000	4.72
10/21/2010	2,120	4.68
10/22/2010	17,000	4.67
..

Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2010

/s/ Umberto P. Fedeli
Umberto P. Fedeli